
Mail Stop 3720

June 5, 2009

Martin R. Gausvik
Executive Vice President and Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, GA 30305

> **Re: Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **And Documents Incorporated by Reference**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 000-24525**

Dear Mr. Gausvik:

We have reviewed your response letter filed on May 29, 2009 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Critical Accounting Policies and Estimates, page 51

1. Refer to your response to comment six and the disclosures on page 24 of the Form 10-Q for the quarter ended March 31, 2009. Please ensure that there is consistency between the reporting units identified as failing step 1 and the disclosure of goodwill by reporting unit. For example, Reporting Unit A should be disclosed as Market E.

2. We note from your disclosures in your response to comment six and on page 24 of the Form 10-Q that for purposes of Step 2 you include reporting units that their fair value exceed their carrying value but because of subjectivities and sensitivities of the calculations you believe these reporting units should be subjected to Step 2. Tell us why you believe that the elective application of the second step of the impairment test is in accordance with SFAS 142. It would appear to us that this policy will allow you to selectively record goodwill impairment charges rather than recording them in accordance with the model prescribed by SFAS 142.

3. Revise to state, if true, that each of your markets represents a unit of accounting for purposes of testing your licenses for impairment.

4. We note that your statement that "consistent with EITF 02-7 you have combined the broadcast licenses in each accounting unit into a single unit for impairment testing purposes. However, your disclosures about the valuation of the licenses imply that you value each unit of accounting separately. Please clarify.

5. We note your response to prior comment seven. Please address the following:

    •   Please disclose the carrying value of the licenses for each unit of accounting.

    •   Describe quantitatively and qualitatively describe in more detail the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

    •   We note that from Note 1 on page 6 of the Form 10-Q for the quarterly period ended March 31, 2009 that you expect a decline in your 2009 revenue. Tell us how you considered this decline and the general current economic environment in your impairment tests and how it affected the assumptions utilized in your testing.

    •   Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

    •   Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

6. We note that you took a significant license impairment charge in the fiscal year ended December 31, 2008. You should expand your MD&A to discuss your expectations

regarding your future operating results and liquidity as a result of taking an impairment charge. You should clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. You should also discuss the primary drivers in your assumptions that resulted in the license impairment charge. For instance, did you significantly reduce projected future revenues or net cash flows or increase the discount rates? In addition, discuss whether and when you considered a recovery of the economy in your cash flow projections.

Item 9A. Controls and Procedures, page 55

7. We note your response to prior comment eight and your disclosures. Considering how you "did not maintain a sufficient complement of personnel with financial accounting expertise…" tell us how you determined that this material weakness was limited to the mark-to-market area. Also tell us how you concluded that there was no material weakness in your risk assessment or monitoring components of your Internal Controls over Financial Reporting. In addition please disclose the impact of the material weakness in your financial statements line items and related disclosures.

8. We note you disclose that "there were changes in our internal control over financial reporting that…" but these changes were not identified in your disclosures. Please disclose these changes were. Provide us with your proposed disclosures.

Definitive Proxy Statement filed April 21, 2009

Executive Compensation, page 11
Determining the Amount of Each Element, page 13

9. Please revise your disclosure in future filings to explain the basis for the Compensation Committee's determination of the base salary awarded to each named executive officer, including the Compensation Committee's evaluation of such executive's "responsibilities and individual performance," as applicable. See Item 402(b)(2)(vii) of Regulation S-K.

10. Please revise your disclosure in future filings to disclose the annual performance goals established by the Compensation Committee for the award of cash bonuses to each named executive officer. In addition if your annual incentive plan continues to have quantitative and discretionary elements to it, disclose whether the amounts paid were the result of accomplishment of the pre-established goals or the Committee's discretion.

11. You provide a list of corporate and individual performance factors on pages 13-14 that the Compensation Committee considered in determining the size of the annual

incentives and long-term incentives awarded to the named executive officers. In future filings please discuss more specifically how the Compensation Committee assessed each of the listed factors and determined to award the particular payout amounts to each named executive officer. For example, you indicate that your long-term incentive awards for 2008 were partially attributable to you performance relative to "several of [your] competitors." In the future, you should identify such competitors. See Item 402(b)(2)(v), (vi) and (vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml#ecd.OK

Form 10-Q for the Quarterly Period Ended March 31, 2009

Goodwill, page 24

12. We note your disclose in Note 1 that you have forecasted a reduction in revenues in 2009. Discuss how this decrease was considered in your projected revenue growth factor utilized in your impairment testing.

13. Tell how the decrease of market capitalization of 40% (disclosed on page 7) was factored into determination of whether or not an interim impairment test was performed.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director